First Quarter 2004

Results

Operating

  Lines in service increased 9.1%

  Internet access accounts increased 23.3%, almost half of this growth was due to Prodigy Infinitum

  In the data transmission business, line equivalents in operation increased 22.6%

  Local traffic increased 4.0%

  Interconnection traffic increased 13.1%

  DLD traffic increased 5.3%

  ILD incoming traffic increased 66.6% and ILD outgoing increased 7.4%

Financial

  Revenues rose to 29,041 million pesos, 0.5% higher than in 2003

  Net income rose to 5,497 million pesos, 5.9% higher than in 2003

  Earnings per share were 0.46 pesos and 0.83 dollars per ADR

  Total debt in dollars decreased 4.6% compared with the previous year

  Debt-to-capitalization ratio was 45.5% in March 2004

Financial
Relevant figures (Millions of Mexican constant pesos as of March 2004)	1Q2004	1Q2003	% Increase
Revenues	$29,041	$28,892	0.5
EBITDA	14,722	14,862	(0.9)
Operating income	9,666	9,720	(0.6)
Net income	5,497	5,191	5.9
Earnings per share (pesos)*	0.46	0.41	12.2
Earnings per ADR (dollars)**	0.83	0.73	13.7
Outstanding shares (millions)	11,933	12,640	(5.6)
Equivalent ADRs (millions)	597	632	(5.5)

*Considers outstanding shares at the end of each period

**One ADR represents 20 shares

Operating results

Voice business

(Thousand units)
	1Q 2004	4Q 2003	3Q 2003	2Q 2003	1Q 2003	% Inc. vs. 1Q 2003

Lines in service	16,083	15,683	15,356	15,065	14,736	9.1
Net line gain *	399	327	290	329	290	37.8
Multifon Hogar	796	639	513	416	250	218.0
Lines with digital services	5,774	5,488	5,278	4,958	4,692	23.1
Penetration (%)	35.9	35.0	34.4	32.9	31.8	4.1
Voice mail	5,775	5,355	4,759	2,160	587	884.3
Penetration (%)	35.9	34.2	31.0	14.3	4.0	31.9

*Amounts of each quarter.

Local traffic

(Million units)
	1Q 2004	4Q 2003	3Q 2003	2Q 2003	1Q 2003	% Inc. vs 1Q 2003

Local calls	6,731	6,668	6,850	6,506	6,470	4.0
Interconnection minutes	6,862	6,568	6,646	6,507	6,069	13.1

Local

At the end of the first quarter, TELMEX had 16,082,761 fixed lines in service, an annual increase of 9.1% with a net addition of 399,497 lines. This gain was 37.8% higher than the first quarter of 2003.

In the first quarter, penetration of digital services, without including free voice mail (Buzon TELMEX) was 35.9%, 4.1 percentage points higher than the same quarter of last year. Total lines with at least one digital service were 5,773,702, 23.1% higher than in 2003. At March 31, there were 5,775,082 free voice mails (Buzon TELMEX) in operation, an increase of 884.3% compared with the previous year, and a penetration of 35.9% of lines in service.

During the quarter, 6,731 million local calls were made 4.0% higher than the same quarter of last year. Interconnection traffic totaled 6,862 million minutes during the quarter, 13.1% more than in the same period of the previous year.

Long distance traffic

(Million minutes)
	1Q 2004	4Q 2003	3Q 2003	2Q 2003	1Q 2003	% Inc. vs 1Q 2003

Domestic long distance	4,030	3,763	3,919	3,868	3,826	5.3
International long distance	1,314	1,406	1,197	984	927	41.7

Long distance

In the first quarter, domestic long distance traffic totaled 4,030 million minutes, 5.3% higher than the same period of 2003.

International long distance traffic surged in the first quarter by totaling 419 million of outgoing minutes and 895 million of incoming minutes, an increase of 7.4% and 66.6, respectively than same period of the previous year. The incoming-outgoing ratio was 2.1 compared with 1.4 registered last year

Data business

(Thousand units)
	1Q 2004	4Q 2003	3Q 2003	2Q 2003	1Q 2003	% Inc Vs 1Q 2003

Internet access accounts	1,521	1,452	1,373	1,288	1,234	23.3
Penetration (%)	9.5	9.3	8.9	8.6	8.4	1.1
Prodigy (Dial Up)	1,278	1,258	1,205	1,148	1,119	14.2
Prodigy Infinitum (ADSL)	229	179	152	123	98	134.4
Line equivalents for data transmission	2,464	2,291	2,178	2,077	2,009	22.6

Data

At March 31, 2004 Internet service penetration (dial-up and broadband) in respect to total lines in service was 9.5%, 1.1 percentage points more than the same period of 2003. At the end of the first quarter, TELMEX had 1,521,334 Internet access accounts, an annual increase of 23.3%. The gain in accounts during the first quarter was 68,996.

In the first quarter, 49,599 users were added to broadband service Prodigy Infinitum (ADSL) (71.9% of the total gain of Internet users), reaching 228,892 services at the end of March, 134.4% more than the previous year. Prodigy Infinitum accounts represented 15.0% of total accounts in service.

In the corporate market of data transmission, TELMEX operated 2,463,922 line equivalents at the end of the quarter; an increase of 22.6% compared with the same period of last year. Data services offered by Uninet (Public Data Network) had a year-over-year increase of 48.1%. This increase demonstrates that companies are migrating from private networks to public data networks.

TELMEX Latin America

On February 24, the transaction for the acquisition of AT&T's assets in Latin America was closed. To date, we are working on the integration and standardization of these operations, as well as in the simplification of the administrative structure of each country.

Continuing with our expansion strategy in the region, we closed the following transaction in Argentina, that seeks synergies among the operations and also to provide TELMEX with an appropriate size in that strategic market. We acquired Techtel that recently closed a deal for the purchase of Metrored. Techtel is a company that provides data, Internet and voice transmission and Metrored operates metropolitan fiber optic rings and two data centers. These companies had revenues of 40.2 million dollars and net fixed assets of 74.7 million dollars in 2003. During the first quarter of 2004, these companies had revenues of 11.3 million dollars.

The combination of these assets with TELMEX Latin America is expected to create operating synergies and it will allow us to have a relative size in each country in order to be competitive. These acquisitions improved TELMEX's offer for commercial customers in the region.

Consolidated Financial Results

Revenues

In the first quarter of 2004, total revenues rose to 29,041 million pesos, an increase of 0.5%, compared with the same period of the previous year.

  Local: revenues were similar to the first quarter of 2003

  DLD: these revenues increased 0.9% in the first quarter.

  ILD: revenues increased 1.2% compared with the first quarter of 2003 mainly due to more incoming traffic.

  Data: revenues related to Internet services, rent and installation of line equivalents and value-added services related to data transmission increased 15.7% in the first quarter compared with the same period of 2003. These revenues were approximately 3,914 million pesos in the first quarter and represent 13.5% of total revenues.

  Interconnection: revenues decreased 0.4% compared with the first quarter of the previous year. This decrease was due to no changes in the rates of these services and lower dynamics in the growth of calling party pays traffic.

  Others: these revenues are mainly comprised by advertising sales of yellow pages as well as for sales in Tiendas TELMEX (TELMEX Stores) that increased 6.0% compared with the same period of the previous year.

Costs and Expenses

Costs and expenses totaled 19,375 million pesos in the quarter, an increase of 1.1% compared with the same period of the previous year.

  Cost of sales and services: increased 1.1% in the quarter due to higher maintenance expenses for local districts, more pages in Seccion Amarilla (Yellow Pages), as well as for the increase in electricity rates.

  Commercial, administrative and general expenses: increased 4.0% in the quarter due to charges related with the incorporation of the recently acquired Latin American subsidiaries, as well as maintenance expenses for information systems.

  Interconnection: increased 1.4% in the first quarter due to higher traffic made by telecommunications operators and cellular users through TELMEX's network.

  Depreciation and Amortization: decreased 1.7% in the first quarter.

EBITDA and Operating Income

EBITDA totaled 14,722 million pesos, 0.9% lower than the same period of 2003. Operating income totaled 9,666 million pesos, 0.6% lower than the same period of the previous year.

Comprehensive Financing Cost

Comprehensive financing cost was 37 million pesos during the first quarter due to a net exchange gain of 317 million pesos. Net Interest showed a charge of 1,029 million pesos and a net gain of 675 million pesos was generated in the monetary position.

Net Income

Net income totaled 5,497 million pesos, 5.9% higher than the same period of 2003.

Repurchase of Shares

From January 1st to March 31st, TELMEX repurchased 179,573,700 of its own shares representing 1.5% of outstanding shares at the end of December. TELMEX's earnings per share for the first quarter, based on the number of shares outstanding at period end, were 0.46 pesos.

Debt

Total debt, short-term and long-term equaled 6.001 billion dollars compared with 6.291 billion dollars in March 2003, a decrease of 4.6%. Without considering hedges, 86.9% of total debt was foreign-denominated and at the end of the quarter, currency hedges covered 865 million dollars of the total debt. Additionally, interest rate swaps were carried out for 12,390 million pesos producing a new fixed rate of 9.2% and 900 million dollars with a fixed rate of 2.2%, with average maturities of 5 years for swaps denominated in pesos and 4 years for swaps denominated in dollars. After the interest rate swaps, fixed rate debt represents 90.5% of total debt.

In March and the first weeks of April, TELMEX repurchased 163.5 million dollars (nominal value) of its convertible debt. Additionally, some investors carried out their right to convert this debt to ADRs for the amount of 5 million dollars (nominal value). At April 20, 2004 the balance of the convertible bond was 640.3 million dollars.

Conversion of MCI Bonds

On April 20, 2004, MCI (formerly known as WorldCom) was no longer under Chapter 11 of the Bankruptcy Law of the United States. At that same date, TELMEX had approximately 1,759 million dollars in debt bonds of this company in nominal terms, which, if converted, would be approximately 25.1 million shares.

Consolidation effect of subsidiaries in Latin America

The integration of TELMEX's subsidiaries in Latin America was carried out since February 24. Additional revenues of 178 million pesos and approximately 208 million pesos of operating expenses were recognized in the income statement.

Consolidated Income Statements
(Millions of Mexican constant pesos as of March 2004)	1Q2004	1Q2003	% Increase
Operating revenues
Local	13,479	13,471	0.1
Domestic long distance	7,918	7,850	0.9
International long distance	2,117	2,092	1.2
Interconnection	4,378	4,395	(0.4)
Others	1,149	1,084	6.0
Total	29,041	28,892	0.5

Operating costs and expenses
Cost of sales and services	6,766	6,691	1.1
Commercial, administrative and general	4,430	4,258	4.0
Interconnection	3,123	3,081	1.4
Depreciation and amortization	5,056	5,142	(1.7)
Total	19,375	19,172	1.1

Operating income	9,666	9,720	(0.6)

Comprehensive financing cost
Net interest	1,029	111	827.0
Exchange loss (gain), net	(317)	2,208	(114.4)
Monetary gain, net	(675)	(664)	1.7
Total	37	1,655	(97.8)

Income before tax and employee profit sharing	9,629	8,065	19.4

Provisions for income tax and employee profit sharing	4,104	2,837	44.7

Income before equity in results of affiliates	5,525	5,228	5.7

Equity in results of affiliates	(28)	(37)	(24.3)

Net income	5,497	5,191	5.9

EBITDA	14,722	14,862	(0.9)
EBITDA Margin (%)	50.7	51.4	(0.7)
Operating Margin (%)	33.3	33.6	(0.3)

Consolidated Balance Sheets (Millions of Mexican constant pesos as of March 2004)	March 2004	March 2003
Assets
Cash and short-term investments	9,623	10,135
Other current assets	31,135	28,843
Plant, property and equipment, net	120,372	129,232
Other assets	2,805	2,937
Intangible assets	-	7,059
Projected net asset	23,054	-
Total assets	186,989	178,206

Liabilities and stockholders' equity
Current portion of long-term debt	19,046	12,615
Other current liabilities	19,687	19,997
Long-term debt	47,892	58,095
Pensions and seniority premiums	-	4,221
Deferred taxes	20,140	15,021
Total liabilities	106,765	109,949
Stockholders' equity	80,224	68,257
Total liabilities and stockholders' equity	186,989	178,206

Outstanding shares at March 31, 2004: 11,933,015,972

Exchange rate used at March 31, 2004: 11.1540 pesos per dollar

Local Service Business
Income statements (Millions of Mexican constant pesos as of March 2004)	1Q2004	1Q2003	% Increase
Operating revenues
Access, rent and measured service	13,448	13,478	(0.2)
Recovery of LADA special projects	520	481	8.1
LADA interconnection	985	911	8.1
Interconnection with operators	278	276	0.7
Interconnection with cellular	4,095	4,120	(0.6)
Other	2,157	2,107	2.4
Total	21,483	21,373	0.5

Operating costs and expenses
Cost of sales and services	4,707	4,387	7.3
Commercial, administrative and general	3,582	3,600	(0.5)
Interconnection	3,114	3,074	1.3
Depreciation and amortization	3,312	3,410	(2.9)
Total	14,715	14,471	1.7

Operating income	6,768	6,902	(1.9)

EBITDA	10,080	10,312	(2.2)
EBITDA Margin (%)	46.9	48.2	(1.3)
Operating Margin (%)	31.5	32.3	(0.8)

Comments on local financial results

The local service income statement, prepared in accordance with accounting separation principles, shows that revenues for the first quarter increased 0.5% compared with the same period of the previous year. This result was due to the increase in interconnection of TELMEX's long distance network (LADA interconnection) and interconnection from other long distance operators. Total local revenues were 21,483 million pesos.

Operating costs and expenses increased 1.7% compared with the first quarter of 2003. The increase was due to a higher cost of sales and services of approximately 320 million pesos, partially offset by lower depreciation and amortization in the quarter. Total operating costs and expenses were 14,715 million pesos.

In the quarter, operating income decreased 1.9% totaling 6,768 million pesos and EBITDA totaled 10,080 million pesos, 2.2% lower that the same period of 2003.

Long distance business
Income statements (Millions of Mexican constant pesos as of March 2004)	1Q2004	1Q2003	% Increase
Operating revenues
Domestic long distance	3,999	4,496	(11.1)
International long distance	1,772	1,735	2.1
Total	5,771	6,231	(7.4)

Operating costs and expenses
Cost of sales and services	1,080	1,152	(6.3)
Commercial, administrative and general	1,213	1,202	0.9
Interconnection to the local network	927	878	5.6
Cost of LADA special projects	485	460	5.4
Depreciation and amortization	690	713	(3.2)
Total	4,395	4,405	(0.2)

Operating income	1,376	1,826	(24.6)

EBITDA	2,066	2,539	(18.6)
EBITDA Margin (%)	35.8	40.7	(4.9)
Operating Margin (%)	23.8	29.3	(5.5)

Comments on Long Distance Financial Results

The long distance income statement prepared in accordance with accounting separation principles shows that long distance revenues decreased 7.4% in the first quarter. The decrease in revenues was due the reduction of domestic and international long distance rates in real terms, partially offset by a recovery in international long distance traffic. Total long distance revenues were 5,771 million pesos.

In the first quarter, the reductions of 72 million pesos in costs of sales and services and 23 million pesos in depreciation and amortization, offset the increase in the cost of interconnection and caused that total operating costs and expenses decreased 0.2% compared with the first quarter of 2003, totaling 4,395 million pesos.

Operating income decreased 24.6% and EBITDA decreased 18.6% in the first quarter totaling 1,376 and 2,066 million pesos, respectively.